April 7, 2009

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20540-7010
Attention:  H. Roger Schwall

Re:	Samson Oil & Gas Limited
Registration Statement on Form F-1
Filed August 28, 2008
File No. 333-153223

Dear Mr. Schwall:

On behalf of Samson Oil & Gas Limited (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 15, 2008 (the “SEC Letter”), regarding the above-referenced filing.   In connection herewith, the Company has filed by EDGAR Amendment No. 1 to Form F-1 on Form F-3 (“Amendment No. 1”) with changes made in response to the comments received.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

 Prospectus Summary, page 3:

1.
You indicate that you are registering an aggregate of 1,713,676 American Depositary Shares, representing 34,273,535 Ordinary Shares, and that each ADS represents twenty (20) of your Ordinary Shares. We note that 1,713,676 multiplied by 20 yields 34,273,520.  Please explain the discrepancy or, if appropriate, correct the numbers and make corresponding corrections in all of the other relevant places in the document.  In that regard, we also note that the legality opinion filed as Exhibit 5.1 refers to a different number of Ordinary Shares.

Response:   The number of Ordinary Shares has been updated throughout Amendment No. 1 to reflect more recent information regarding the beneficial ownership of the selling shareholders.  In addition, the updated legality opinion submitted by Minter Ellison as Exhibit 5.1 reflects more recent information regarding the beneficial ownership of the selling shareholders.

Securities and Exchange Commission
April 7, 2009

 Selected Financial Data, pages 26-27, and Consolidated Financial Statements

2.
Please monitor your requirement to provide updated financial information, including audited financial statements for the year ended June 30, 2008. Please refer to Rule 3-12 of Regulation S-X.  If updated financial information is required, please make appropriate corresponding updates throughout the document where financial information appears.

Response:  Amendment No. 1 incorporates by reference the Company's audited financial statements for the year ended June 30, 2008, which were originally filed as part of the Company's Annual Report on Form 20-F for the year ended June 30, 2008 and which have been reissued, along with an amended audit report containing an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern, and filed on Form 6-K.  It also incorporates our unaudited financial statements for the half year ended December 31, 2008, which were filed on Form 6-K.  Corresponding updates have been made throughout the document.

 Legal Opinion, Exhibit 5.1

3.
The legality opinion filed as Exhibit 5.1 does not state whether the shares are non-assessable. Please obtain and file a new or revised opinion to make clear whether the Shares were and the Conversion Shares will be non-assessable.  Refer to Item 601(b)(5)(i) of Regulation S-K.  If the shares are or will be subject to assessments, the opinion will need to make this clear, and you will need to provide enhanced disclosure in the Risk Factors section and elsewhere.

Response:  The Company has been advised by its Australian counsel, Minter Ellison, that “non-assessable” is not a term of art under Australian corporate law; rather, the term “fully paid” is used to indicate that no further contributions in respect of the ordinary shares of a corporation will be required to be made to a corporation by the holders thereof, by reason only of their being such holders.  The updated legality opinion of Minter Ellison filed as Exhibit 5.1 only includes changes relating to the number of shares to be offered by the selling shareholders and does not use the term “non-assessable.” Mr. Neil Fearis of Minter Ellison can be reached at +61 8 9429 7621 if you wish to discuss this matter further.

Please call me at (303) 892-7484 if you would like to discuss these matters.

Sincerely,

/s/ S. Lee Terry, Jr.

S. Lee Terry, Jr.
for

Davis Graham & Stubbs llp

Enclosures

cc:	N. Gholson T. Levenberg
Terence Barr (Samson Oil & Gas Limited)
Neil Fearis, Esq. (Minter Ellison)